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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
 (Amendment No. 5)

DIGITAL IMPACT, INC.
(Name of Subject Company)

DIGITAL IMPACT, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

25385G 10 6
(CUSIP Number of Class of Securities)

William Park
President, Chief Executive Officer and Chairman of the Board of Directors
177 Bovet Road, Suite 200
San Mateo, California 94402
(650) 356-3400
 (Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12 East 49th Street
New York, NY 10017
(212) 999-5800

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Items 7 and 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Digital Impact, Inc. (the "Company") on March 7, 2005, as thereafter amended and supplemented.

Item 7. Purposes Of The Transaction And Plans Or Proposals.

        Item 7 is hereby amended and supplemented as follows:

        On March 25, 2005, the Company, Acxiom Corporation, a Delaware corporation ("Acxiom"), and Adam Merger Corporation, a Delaware corporation and direct wholly owned subsidiary of Acxiom ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") under which Purchaser will acquire all of the Shares for a purchase price of $3.50 per share, net to the holders thereof, in cash. The Merger Agreement provides that, upon the terms and subject to satisfaction or waiver of the conditions therein, Purchaser shall commence a cash tender offer for all of the Shares (the "Acxiom Offer"), subject to a minimum condition that 50.1% of the Company's stockholders tender into the Acxiom Offer, followed by a merger. Holders of Shares not purchased in the Acxiom Offer will be entitled to receive $3.50 per share in cash in the merger. The Merger Agreement includes other customary offer conditions, including receipt of regulatory approvals, continued accuracy of customary representations of the Company except as would not have a material adverse effect on the Company, and the absence of a material adverse effect with respect to the Company. The Merger Agreement further provides that each of the Company's directors and executive officers would tender their Shares into the Acxiom Offer unless the Merger Agreement is terminated. Under the terms of the Merger Agreement, the Company agrees not to solicit or support any alternative acquisition proposals, subject to customary provisions relating to the ability of the Board of Directors of the Company to continue to exercise their fiduciary duties, and the Company will be obligated to pay a termination fee of $5.25 million in certain customary circumstances.

Item 8. Additional Information.

        Item 8 is hereby amended and supplemented as follows:

        On March 24, 2005, the Company and the Rights Agent entered into Amendment No. 1 to the Preferred Stock Rights Agreement (the "Amendment"). The effect of the Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Acxiom Offer and the Merger (as defined in the Merger Agreement), without triggering the separation or exercise of the Rights (as defined in the Rights Agreement) or any adverse event under the Rights Agreement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAL IMPACT, INC.
Dated: March 28, 2005
/s/ DAVID OPPENHEIMER David Oppenheimer Sr. Vice President, Chief Financial Officer and Treasurer

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  Item 7. Purposes Of The Transaction And Plans Or Proposals.
  Item 8. Additional Information.
SIGNATURE